FORM AW

TOP SHIPS INC.
1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

April 8, 2019

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Top Ships Inc. (the "Company") Rule 477 Application for Withdrawal Post-Effective Amendment No. 5 and Post-Effective Amendment No. 6 to Registration Statement on Form F-1 (File No. 333- 194690)

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Post-Effective Amendment No. 5 and Post-Effective Amendment No. 6 to Registration Statement on Form F-1 (File No. 333-194690) initially filed with the Commission on March 14, 2017 and May 3, 2017, respectively, together with all exhibits thereto (together, the "Amendments"). As requested by the Staff of the Commission, the Company is withdrawing the Amendments. The Amendments were not declared effective by the Commission under the Act, and none of the Company's securities were sold pursuant to the Amendments.
If you have any questions regarding this request for withdrawal, please contact Gary J. Wolfe of Seward & Kissel LLP, counsel to the Company, at (212) 574-1223.
Sincerely, TOP SHIPS INC. By : /s/ Alexandros Tsirikos Name: Alexandros Tsirikos Title: Chief Financial Officer